SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                                 HANDY & HARMAN
                            (Name of Subject Company)

                                 WHX CORPORATION
                              HN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   410306 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with copies to:


                               ILAN K. REICH, ESQ.
                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200


                         -------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
    $369,519,863.25                              $73,903.97
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of all of the 10,482,833 shares of Common Stock, par value $1.00 per share (the "Shares") (and the associated Common Stock Purchase Rights (the "Rights")) of the subject company at a price of $35.25 per Share (and Right), net to the seller in cash, without interest thereon.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by the bidders.

[  ]     Check  box if any   part  of the fee  is  offset  as  provided  by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                     Not applicable
Form or Registration No.:                   Not applicable
Filing Party:                               Not applicable
Date Filed:                                 Not applicable

CUSIP NO. 268039 10 4                                                PAGE 1 OF 3
                                      14D-1


1.       NAMES OF REPORTING PERSONS

               WHX CORPORATION
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                         [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                     1,649,455
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (7) EXCLUDES CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (7)
                  13.6%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  HC and CO
--------------------------------------------------------------------------------

CUSIP NO. 268039 10 4                                               PAGE 2 OF 3
                                      14D-1


1.       NAMES OF REPORTING PERSONS

                  WHEELING-PITTSBURGH CAPITAL CORPORATION
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                  [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,649,455 Common Shares
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                     [  ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
                           13.6%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

CUSIP NO. 268039 10 4                                             PAGE 3 OF 3
                                      14D-1


1.       NAMES OF REPORTING PERSONS

                  HN ACQUISITION CORP.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  00
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                   [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  -0-
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
                           -0-
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Handy & Harman, a New York corporation (the "Company"). The address of the Company's principal executive offices is 250 Park Avenue, New York, New York 10177.

         (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996, October 22, 1996 and March 1, 1998 (as so amended, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $35.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (c) The information set forth in Section 6 "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d); (f)-(g) This Statement is being filed by the Purchaser and the Parent. The information set forth in the Offer to Purchase under "Introduction," in Section 9 "Certain Information Concerning the Purchaser and the Parent" and in Schedule I is incorporated herein by reference.

         (e) During the last five years, neither the Purchaser, the Parent nor any persons controlling the Purchaser, nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed on Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth under "Introduction," in Section 8 "Certain Information Concerning the Company," in Section 9 "Certain Information Concerning the Purchaser and the Parent," in Section 11 "Background of the Offer; Contacts with the Company," and in Section 12 "Purpose of the Offer;
Merger Agreement; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth under "Introduction" and in Section 10 "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

         (c)      Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(d) The information set forth under "Introduction," and in Section 12 "Purpose of the Offer; Merger Agreement; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

         (e)-(g) The information set forth in Section 12 "Purpose of the Offer; Merger Agreement; Plans for the Company" and in Section 7 "Effect on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth under "Introduction," in Section 9 "Certain Information Concerning the Purchaser and the Parent," in Section 12 "Purpose of the Offer; Merger Agreement; Plans for the Company" and in Schedule II is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in Section 10 "Source and Amount of Funds," in Section 11 "Background of the Offer; Contacts with the Company" and in
Section 12 "Purpose of the Offer; Merger Agreement; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in Section 16 "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 9 "Certain Information Concerning the Purchaser and the Parent" in the Offer to Purchase is incorporated herein by reference.

         The incorporation by reference herein of the above referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.   ADDITIONAL INFORMATION.

         (a) The  information  set forth in  Section 12  "Purpose  of the Offer;
Merger  Agreement;   Plans  for  the  Company"  in  the  Offer  to  Purchase  is
incorporated herein by reference.

         (b)-(c) The information set forth under "Introduction" and in Section 15 "Certain Legal Matters and Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

         (d)-(e)           Not applicable.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)      (1)      Offer to Purchase, dated March 6, 1998.
                  (2)      Letter of Transmittal.
                  (3)      Notice of Guaranteed Delivery.
                  (4)      Letter to Brokers,  Dealers,  Commercial Banks, Trust
                           Companies and Other Nominees.
                  (5)      Letter  to  Clients  for  use  by  Brokers,  Dealers,
                           Commercial Banks, Trust Companies and Other Nominees.
                  (6)      Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.
                  (7)      Form of Press Release dated March 6, 1998.
                  (8)      Summary  Advertisement  published  in the Wall Street
                           Journal on March 6, 1998.

         (b)      Not applicable.

         (c) Agreement and Plan of Merger, dated as of March 1, 1998, by and among the Parent, the Purchaser and the Company (incorporated by reference to Amendment No. 2 to the Schedule 13D of Parent filed on March 3, 1998).

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 1998
                                           WHX CORPORATION


                                           By: /s/ Stewart E. Tabin
                                               --------------------------------
                                               Name:  Stewart E. Tabin
                                               Title: Assistant Treasurer



                                            HN ACQUISITION CORP.


                                            By: /s/ Stewart E. Tabin
                                                -------------------------------
                                                Name:    Stewart E. Tabin
                                                Title:   Vice President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER
------


         (a)      (1)      Offer to Purchase, dated March 6, 1998.
                  (2)      Letter of Transmittal.
                  (3)      Notice of Guaranteed Delivery.
                  (4)      Letter to Brokers,  Dealers,  Commercial Banks, Trust
                           Companies and Other Nominees.
                  (5)      Letter  to  Clients  for  use  by  Brokers,  Dealers,
                           Commercial Banks, Trust Companies and Other Nominees.
                  (6)      Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.
                  (7)      Form of Press Release dated March 6, 1998.
                  (8)      Summary  Advertisement  published  in the Wall Street
                           Journal on March 6, 1998.

         (b)      Not applicable.

         (c) Agreement and Plan of Merger, dated as of March 1, 1998, by and among the Parent, the Purchaser and the Company (incorporated by reference to Amendment No. 2 to the Schedule 13D of Parent filed on March 3, 1998).

         (d)      Not applicable.
         (e)      Not applicable.
         (f)      Not applicable.